Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                  April 5, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Conex MD, Inc. (the "Company")
         Amendment No. 2 to Registration Statement on Form S-1
         Filed April 5, 2011
         File No. 333-171892

Dear Mr. Spirgel:

     Pursuant to the staff's comment letter dated April 1, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 2 to the Company's Form S-1 was filed with the Commission via EDGAR on April 5, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. The page numbers below reference the redlined Amendment No. 2 to the Company's Form S-1.

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT ONE FROM OUR LETTER DATED FEBRUARY 23, 2011. IT APPEARS THAT THE OFFERING BY THE SELLING STOCKHOLDERS IS AN INDIRECT PRIMARY OFFERING BY THE COMPANY IN LIGHT OF THE FACT THAT SELLING STOCKHOLDERS PAID A NOMINAL PRICE FOR THE SECURITIES AND THE OFFERING PRICE IS ONLY SLIGHTLY HIGHER, THE REGISTRATION STATEMENT REGISTERS FOR RESALE ALL OF SHARE HELD BY THE SELLING STOCKHOLDERS, THE SHARES REGISTERED FOR RESALE REPRESENT ALL OF THE OUTSTANDING SHARES HELD BY NON-AFFILIATES AND ALTHOUGH THE PRIVATE PLACEMENTS FOR THE SHARES COVERED BY THE REGISTRATION STATEMENTS CLOSED OVER A YEAR AGO THE COMPANY HAS NOT UTILIZED THE FUNDS RAISED TO EXECUTE ON ITS BUSINESS PLAN. IF YOU INTEND TO CONTINUE THIS OFFERING THE PRESENT FROM, PLEASE FIX THE OFFERING PRICE FOR THE DURATION
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     OF THE OFFERING AND IDENTIFY THE SELLING STOCKHOLDERS AS UNDERWRITERS.
     OTHERWISE, REDUCE THE OFFERING SIZE TO BE MORE CONSISTENT WITH A SECONDARY OFFERING.

Company response: The Company has complied with this comment. The Company has fixed the offering price by:

     (i) deleting "until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices," and replacing such text with "for the duration of this offering, which will terminate 16 months from the effective date of this prospectus" on the prospectus cover page; and

     (ii) deleting "until our shares are quoted on the OTC Bulletin Board, if our shares of common stock are ever quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices," and replacing such text with "for the duration of this offering, which will terminate 16 months from the effective date of this prospectus" on page 5;

The Company has identified the selling stockholders as underwriters by:

     (i) changing the sentence "each of the selling stockholders may be deemed to be an "underwriter"" to "each of the selling stockholders IS an "underwriter" [emphasis added] on the prospectus cover page; and

     (ii) changing the sentence "The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales" to "The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock IS "underwriters" within the meaning of the Securities Act in connection with these sales." [emphasis added] on page 16.

2. PLEASE FILE AN UPDATED CONSENT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM WITH YOUR NEXT AMENDMENT.

Company response: The Company has filed an updated consent from its Independent Registered Public Accounting Firm as Exhibit 23.2.

3.   WE REISSUE COMMENTS 19 AND 20 FROM OUR LETTER DATED FEBRUARY 23, 2010.

Company response: Comment 19 of the staff's February 23, 2011 letter stated, "We note that in Note 5 on page F-9 you disclose that the company paid its directors professional fees totaling $9,280 in 2010. Please provide disclosure regarding these fees."

In response to comment 19, the Company added fees of $4,640 for each of Dr. Ely Steinberg and Dr. Jacob Bar-Ilan under Director Compensation on page 27 of Amendment No. 1 to the Form S-1. The sum of these fees is $9,280, and such fees

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
were paid to Dr. Ely Steinberg and Dr. Jacob Bar-Ilan for services as directors, not executive officers. As further clarification, the Company has added the text "Bonus of $4,640 paid as a Director in 2010" to each of the footnotes of Dr. Ely Steinberg and Dr. Jacob Bar-Ilan under the Executive Compensation table on page 27.

Comment 20 of the staff's February 23, 2011 letter stated, "[p]lease tell us whether Dr. Steinberg or Dr. Bar-Ilan have entered into consulting agreements with the company." In response to comment 20, the Company added the text "None of our officers and directors have consulting agreements with us." under Certain Relationships and Related Transactions on page 28. The Company has changed the referenced text to, "None of our two officers and directors, Dr. Steinberg and Dr. Bar-Ilan, have a consulting agreement with us."

PROSPECTUS COVER PAGE

4. WE NOTE YOUR RESPONSE TO COMMENT FOUR FROM OUR LETTER DATED FEBRUARY 23, 2011. WE ALSO NOTE YOUR DISCLOSURE THAT THE SELLING STOCKHOLDERS WILL OFFER THE SHARES AT A FIXED PRICE OF $0.03 PER SHARE UNTIL A MARKET DEVELOPS. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE ANTICIPATED NET PROCEEDS TO THE SELLING STOCKHOLDERS BASED ON THIS FIXED PRICE.

Company response: The Company has added ", based on the fixed price of $0.03 per share." to "The anticipated net proceeds to the selling stockholders is $347,550" on the Prospectus cover page.

COMPLIANCE WITH GOVERNMENT REGULATION, PAGE 20

5. WE NOTE YOUR RESPONSE COMMENT 14 FROM OUR LETTER DATED FEBRUARY 23, 2011. PLEASE PROVIDE EXAMPLES OF SPECIFIC REGULATIONS THAT WILL AFFECT YOUR BUSINESS IN THE JURISDICTIONS WHERE YOU INTEND TO MARKET YOUR SERVICES. IF YOU HAVE NOT YET IDENTIFIED SPECIFIC MARKETS, PLEASE PROVIDE SOME ILLUSTRATIVE EXAMPLE OF REGULATIONS THAT COULD APPLY TO YOUR BUSINESS IN DIFFERENT JURISDICTIONS.

Company response: The Company has added:

     Our business, temporary healthcare staffing, is regulated in most states. For example, in some states, healthcare staffing businesses must be registered to operate and advertise as a nurse-staffing agency or must qualify for an exemption from registration in those states. We are also subject to certain laws and regulations applicable general temporary staffing services in any jurisdiction in which we operate. We must also comply with various laws and regulations relating to pay practices, workers compensation and immigration, if applicable.

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
Under Government Regulation on page 20.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, PAGE 22.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 22.

6. WE NOTE YOUR RESPONSE TO COMMENT 13 OF OUR LETTER DATED FEBRUARY 23, 2011. IN YOUR REVISED DISCLOSURE, YOU DISCUSS SPENDING $2,000 ON "MARKETING MATERIALS AND IDENTIFYING MARKETING CHANNELS." PLEASE DISCLOSE HOW YOU INTEND TO SPEND THE BALANCE OF YOUR $13,000 MARKETING BUDGET OVER THE NEXT TWELVE MONTHS.

Company response: The Company has added the text,

     We plan to advertise our service and brand by using Google Adwords program in order to drive traffic to our own website. We plan to take advantage of the well-established Google Adwords marketing program which places online ads on the search result pages of Internet users. We have budgeted $2,000 for this purpose;

and

     Our management will start our marketing efforts by compiling a database of 450 medium-sized care centers and hospitals and the name and contacts of their presidents and chief financial officers. We will print brochures and marketing collateral at a cost of $3,500 and mail out packages to the contacts.

to page 23. The figures disclosed on pages 23 and 24 add up to the $15,000 for marketing and advertising disclosed on page 22.

7. WE NOTE YOUR RESPONSE TO COMMENT 16 OF OUR LETTER DATED FEBRUARY 23, 2011. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE THE AMOUNT OF REVENUE YOU ESTIMATE GENERATING IN 2011 AND THE ASSUMPTIONS UNDERLYING YOUR ESTIMATES.

Company response: The Company has added "We estimate that 5% of our targeted market of 450 medium-sized care centers and hospitals, which equals to 22 medium-sized care centers and hospitals, will engage our services with a least one staff person that generates us at $450 per month, equals to $9,900 per month in the aggregate" to page 23.

RESULTS OF OPERATIONS FOR YEAR-ENDED DECEMBER 31, 2010, PAGE 24

8. WE NOTE YOUR RESPONSE TO COMMENT 17 OF OUR LETTER DATED FEBRUARY 23, 2011. PLEASE PROVIDE SPECIFIC DISCLOSURE REGARDING THE TYPES AND KIND OF SERVICES YOU RECEIVED IN 2010 FOR $9,496.

Company response: The Company has added disclosure of a bonus payment of $4,640 to each of its directors and bank charges of $216, totaling $9,496, on page 24.

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
EXECUTIVE COMPENSATION, PAGE 27
DIRECTOR COMPENSATION, PAGE 27

9. WE NOTE YOUR DISCLOSURE THAT DOCTORS STEINBERG AND BAR-ILAN RECEIVED BONUSES OF $4,640 EACH IN 2010. PLEASE REVISE YOUR MD&A TO INCLUDE SPECIFIC DISCLOSURE REGARDING THESE PAYMENTS IN THE APPROPRIATE LINE ITEM.

Company response: The Company has added disclosure of a bonus payment of $4,640 to each of its directors and bank charges of $216, totaling $9,496, on page 24.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                     Very truly yours,


                                     /s/ Thomas E. Puzzo
                                     -------------------------------
                                     Thomas E. Puzzo


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